UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PRIME SUN POWER INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

74163E 10 7

(CUSIP Number)

Arimathea Limited
22 Athol Street
Douglas
IM1 1JA, Isle of Man
011 44 01624 675610

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

September 19, 2008

(Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74163E 10 7

(1) Names and I.R.S. Identification Nos. (entities only) of reporting persons.
Arimathea Limited
000000000

(2) Check the appropriate box if a member of a group (see instructions)

(a) ☒ (b) ☐

(3) SEC use only.

(4) Source of funds (see instructions).
OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐

(6) Citizenship or place of organization.

Isle of Man

(7) Sole voting power:
3,294,250 (1)

(8) Shared voting power:
0

(9) Sole dispositive power:
3,294,250 (1)

(10) Shared dispositive power:
0

(11) Aggregate amount beneficially owned by each reporting person.

3,294,250 (1)

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions). ☐

(13) Percent of class represented by amount in Row (11).

8.2% (2)

(1) Arimathea Limited directly owns 3,294,250 shares of the common stock of Prime Sun Power Inc. (the "Company"). Such amount excludes shares which may be issuable on a contingent basis to Arimathea pursuant to a warrant under which Arimathea may purchase a number of shares equal to (i) 5% of the amount of capital raised by the Company from introductions made by Arimathea, divided by (ii) the original warrant exercise price of $1.62 per share. The warrant will have an exercise term of 3 years.

(2) Such percentage is based on Arimathea Limited’s ownership of 3,294,250 shares of the common stock of the Company, and is calculated on the basis of 40,114,900 issued and outstanding shares of the Company’s common stock on September 17, 2008, as advised by the Company to Arimathea Limited on such date.

(14) Type of reporting person (see instructions).

CO

Item 1. Security and Issuer.

The Company is located at 104 Summit Ave, Summit, NJ 07902-0080.

This Schedule 13D refers to shares of the Company’s common stock held by Arimathea Limited (“Arimathea”), as described in further detail in Item 5 hereof, which Item is incorporated herein by reference thereto.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Arimathea Limited.

(b) Business Address:

Arimathea Limited
22 Athol Street
Douglas
IM1 1JA, Isle of Man

(c) Principal Occupation:

Arimathea Limited is an international corporate development and advisory company.

(d) Arimathea Limited has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Arimathea Limited has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Isle of Man

Item 3. Source and Amount of Funds or Other Consideration.

Arimathea Limited paid a total of $4,500,000 in a private transaction which included acquisition of 3,270,000 shares of the Company’s common stock. Arimathea Limited paid such amount from loans made to Arimathea by Rudana Investment Group AG, the majority shareholder of the Company. Arimathea is a consultant and service provider to the Company in respect of corporate development and corporate finance matters. Arimathea is not an affiliate of Rudana Investment Group AG or the Company.

Arimathea Limited paid $24,500 on September 19, 2008 and $24,925.20 on September 22, 2008 to acquire (i) 12,000 shares of the Company’s common stock and (ii) 12,250 shares of the Company’s common stock in two open market transactions. The source of the capital used to make these transactions was the working capital of Arimathea.

Item 4. Purpose of Transaction.

Arimathea is a consultant and service provider to the Company in respect of corporate development and corporate finance matters. Arimathea has determined that it would be economically advantageous and in its best interests to acquire shares of Company common stock in a private transaction negotiated with a block seller of the shares. Arimathea engages in the continuous review of its investments and, subject to developments with respect to the Company, future evaluations of the business of the Company and its prospects and upon other developments, including, without limitation, general economic and business conditions, stock market conditions and alternative investment opportunities, may consider and determine to effect the purchase or sale of the Company common stock, or to engage in discussions regarding and determine to effect other transactions involving the Company. In connection with the above-referenced periodic review of its investments, Arimathea may in the future either (i) acquire additional shares of the Company’s common stock; or (ii) dispose of shares of common stock from time-to-time.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage
Arimathea Limited	3,294,250	8.2% (1)

(b) Name	Sole Voting Power
Arimathea Limited	3,294,250

(1) Such percentage is based on Arimathea Limited’s ownership of 3,294,250 shares of the common stock of the Company, and is calculated on the basis of 40,114,900 issued and outstanding shares of the Company’s common stock on September 17, 2008, as advised by the Company to Arimathea Limited on such date.

(c) This Schedule 13D relates to the following transactions:

(i) Pursuant to a Stock Sale Agreement, by and between ViewTrade Securities Inc., Black Sea Trading, Inc., and Arimathea Limited, dated as of August 19, 2008 (the “Stock Sale Agreement”), Arimathea has paid a total of $4,500,000 in a transaction which included 3,270,000 shares of the Company’s common stock. Arimathea is a consultant and service provider to the Company in respect of corporate development and corporate finance matters. Arimathea paid for the shares through loans in the same amount granted by Rudana Investment Group AG, the majority shareholder of Company. Arimathea is not an affiliate of Rudana Investment Group AG or the Company. Pursuant to the Stock Sale Agreement, Arimathea paid the purchase price in five weekly installments, on each of August 20, 2008, August 27, 2008, September 3, 2008, September 10, 2008 and September 17, 2008. The shares of the Company were transferred by the Seller to Arimathea on September 19, 2008.

(ii) Arimathea Limited paid $24,500 on September 19, 2008 and $24,925.20 on September 22, 2008 to acquire (i) 12,000 shares of the Company’s common stock and (ii) 12,250 shares of the Company’s common stock in two open market transactions. The source of the capital used to make these transactions was the working capital of Arimathea.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

99.1	Stock Sale Agreement, by and between ViewTrade Securities Inc., Black Sea Trading, Inc., and Arimathea Limited, dated as of August 19, 2008.*

99.2	Form of Loan Agreement, by and Between Rudana Investment Group AG and Arimathea Limited. *

* Certain confidential information contained in such document has been omitted pursuant to a request for confidential treatment submitted to the U.S. Securities and Exchange Commission (“Commission”) as of the date hereof.  A complete copy of such material agreements has been submitted to the Commission.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 1, 2008

Arimathea Limited

By :	/s/ D.L. Hammond
Name: D.L. Hammond
Title: Authorised Officer, for and on behalf of Wilton Director (IOM) Limited Sole Corporate Director of Arimathea Limited

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)